UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-24260

Amedisys, Inc.

(Exact name of registrant as specified in its charter)

3854 American Way, Suite A,

Baton Rouge, LA 70816

(225) 292-2031 or (800) 467-2662

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*

Explanatory Note: On August 14, 2025, pursuant to the Agreement and Plan of Merger, dated as of June 26, 2023 (as modified by the waiver dated December 26, 2024), by and among Amedisys, Inc. (“Amedisys”), UnitedHealth Group Incorporated (“UnitedHealth Group”) and Aurora Holdings Merger Sub Inc., a wholly owned subsidiary of UnitedHealth Group (“Merger Sub”), Merger Sub merged with and into Amedisys, with Amedisys surviving as a wholly-owned subsidiary of UnitedHealth Group.

Pursuant to the requirements of the Securities Exchange Act of 1934, Amedisys, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Amedisys, Inc.

Date: August 25, 2025	By:	/s/ Joshua L. Proffitt
Name: Joshua L. Proffitt
Title: President